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                          February 16, 2021

       Yongsheng Liu
       Chief Executive Officer
       Goldenbridge Acquisition Ltd
       15/F, Aubin House
       171-172 Gloucester Road
       Wanchai, Hong Kong

                                                        Re: Goldenbridge
Acquisition Ltd
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed on January
20, 2021
                                                            File No. 333-248662

       Dear Mr. Liu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to the comment in our October 1, 2020 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Signatures, page II-4

   1. We note your response to prior comment 1 and we reissue the comment. Please revise to indicate that the
registration statement has been signed by the company   s authorized
                                                        representative in the
United States. See Instruction 1 to Signatures on Form S-1.
              You may contact Howard Efron at 202-551-3439 or Robert Telewicz at 202-551-3438 if
       you have questions regarding comments on the financial statements and related matters. Please contact Maryse Mills-Apenteng 202-551-3457 at or James Lopez at 202-551-3536 with any other questions.
 Yongsheng Liu
Goldenbridge Acquisition Ltd
February 16, 2021
Page 2




FirstName LastNameYongsheng Liu             Sincerely,
Comapany NameGoldenbridge Acquisition Ltd
                                            Division of Corporation Finance
February 16, 2021 Page 2                    Office of Real Estate &
Construction
FirstName LastName